1934 Act Registration No. 1-31731

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Dated July 10, 2020

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F  ☒  Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable )

Exhibit	Description
99.01	Announcement on 2020/06/11:	Explanation of Economic Daily News report on Chunghwa Telecom's 5G investment
99.02	Announcement on 2020/06/23:	Chunghwa System Integration Co., Ltd., the Company's subsidiary announces the acquisition of right-of-use asset from the Company

99.03	Announcement on 2020/07/10:	Chunghwa Telecom announces its operating results for June 2020

99.04	Announcement on 2020/07/10:	June 2020 sales

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 10, 2020

Chunghwa Telecom Co., Ltd.

By:	/s/Shui-Yi Kuo
Name:	Shui-Yi Kuo
Title: Chief Financial Officer

EXHIBIT 99.01

Explanation of Economic Daily News report on Chunghwa Telecom's 5G investment

Date of events: 2020/06/11

Contents:

1.	Date of occurrence of the event: 2020/06/11

2.	Company name: Chunghwa Telecom Co., Ltd.

3.	Relationship to the Company (please enter ”head office” or ”subsidiaries”): head office

4.	Reciprocal shareholding ratios: N/A

5.	Name of the reporting media: Economic Daily News

6.	Content of the report: Chunghwa Telecom will invest NT$27 billion in 5G construction.

7.	Cause of occurrence: Explanation of the news report

8.	Countermeasures: None

9.

Any other matters that need to be specified: The company’s 5G investment is under planning. The company will make official announcement in accordance with regulations if there is any further information.

EXHIBIT 99.02

Chunghwa System Integration Co., Ltd., the Company's subsidiary announces the acquisition of right-of-use asset from the Company

Date of events: 2020/06/23

Contents:

1.	Name and nature of the underlying asset (e.g., land located at Sublot XX, Lot XX, North District, Taichung City): 4F, No. 34*, Sec. 1, Zhongqing Rd., North Dist., Taichung City

2.	Date of occurrence of the event: 2020/06/23

3.	Transaction unit amount (e.g. XX square meters, equivalent to XX ping), unit price, and total transaction price:

Transaction volume: About 69 ping

Unit price: NT$ 463.769 per ping per month

Monthly payment: NT$ 32,000

Total transaction amount: NT$ 768,000

Right-of-use assets: NT$ 724,048

4.

Trading counterparty and its relationship with the Company (if the trading counterparty is a natural person and furthermore is not a related party of the Company, the name of the trading counterparty is not required to be disclosed):

Trading counterpart: Chunghwa Telecom Co., Ltd.

Relationship with the company: parent company

5.

Where the trading counterparty is a related party, announcement shall also be made of the reason for choosing the related party as trading counterparty and the identity of the previous owner, its relationship with the Company and the trading counterparty, and the previous date and monetary amount of transfer: Choosing the related party as trading counterpart is based on the company’s overall business planning and requirements.

The identity of the previous owner, price of transfer and the date of acquisition: N/A

6.

Where an owner of the underlying assets within the past five years has been a related party of the Company, the announcement shall also include the date and price of acquisition and disposal by the related party, and its relationship with the Company at the time of the transaction: N/A

7.	Projected gain (or loss) through disposal (not applicable for acquisition of assets; those with deferral should provide a table explaining recognition): N/A

8.	Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important terms and conditions:

Delivery or payment terms: monthly payment

Lease period: 2020/10/01~2022/09/30

Contractual restrictions and other important appointments: None

9.	The manner of deciding on this transaction (such as invitation to tender, price comparison, or price negotiation), the reference basis for the decision on price, and the decision-making unit:

Trading decision method and price reference basis: bargaining according to market conditions

The decision-making department: Board of Directors

10.	Name of the professional appraisal firm or company and its appraisal price: N/A

11.	Name of the professional appraiser: N/A

12.	Practice certificate number of the professional appraiser: N/A

13.	The appraisal report has a limited price, specific price, or special price: N/A

14.	An appraisal report has not yet been obtained: N/A

15.	Reason for an appraisal report not being obtained: N/A

16.	Reason for any significant discrepancy with the appraisal reports and opinion of the CPA: N/A

17.	Name of the CPA firm: N/A

18.	Name of the CPA: N/A

19.	Practice certificate number of the CPA: N/A

20.	Broker and broker's fee: N/A

21.	Concrete purpose or use of the acquisition or disposal: Office premises

22.	Any dissenting opinions of directors to the present transaction: No

23.	Whether the counterparty of the current transaction is a related party: Yes

24.	Date of the board of directors resolution:2020/06/23

25.	Date of ratification by supervisors or approval by the audit committee:2020/06/23

26.	The transaction is to acquire a real property or right-of-use asset from a related party: Yes

27.	The price assessed in accordance with the Article 16 of the Regulations Governing the Acquisition and Disposal of Assets by Public Companies: N/A

28.	Where the above assessed price is lower than the transaction price, the price assessed in accordance with the Article 17 of the same regulations: N/A

29.	Any other matters that need to be specified: None

EXHIBIT 99.03

Chunghwa Telecom announces its operating results for June 2020

Date of events: 2020/07/10

Contents:

1.	Date of occurrence of the event: 2020/7/10

2.	Company name: Chunghwa Telecom Co., Ltd.

3.	Relationship to the Company (please enter "head office" or "subsidiaries"): head office

4.	Reciprocal shareholding ratios: N/A

5.	Cause of occurrence:

Chunghwa Telecom consolidated revenue for June 2020 decreased year over year to NT$ 15.98 billion, mainly due to the decrease of handset sales revenue, international fixed-line voice revenue and mobile service revenue, which offset the increase of ICT project revenue, data communications revenue and international data services revenue. Operating costs and expenses decreased year over year to NT$ 12.46 billion, mainly due to the decline of interconnection expenses and cost of goods sold. Operating income was NT$ 3.51 billion. Income before tax was NT$ 3.75 billion. Net income attributable to stockholders of the parent company was NT$ 2.98 billion. EPS was NT$ 0.38. In addition, operating income, pretax income and EPS all exceeded the guidance previously announced.

6.	Countermeasures: None

7.	Any other matters that need to be specified: None

8.

EXHIBIT 99.04

Chunghwa Telecom

July 10, 2020

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of June 2020.

1) Sales volume (NT$ Thousand)

Period	Items	2020	2019	Changes	%
Jun.	Net sales	15,979,863	16,889,417	(-) 909,554	(-) 5.39%
Jan.-Jun.	Net sales	95,957,863	101,439,336	(-) 5,481,473	(-) 5.40%

2) Funds lent to other parties (NT$ thousand)

Lending Company	Current Month	Last Month	Specified Amount
Parent Company	0	0	0
Subsidiaries	0	0	0

3) Endorsements and guarantees (NT$ thousand)

Guarantor	Increase (Decrease)	Accumulated	Limited Amount
Parent Company	0	0	0
Subsidiaries	0	400,000	2,969,625

4) Financial derivative transactions accumulated from January to the reporting month (NT$ thousand)

a-1 Non-trading purpose (that does not meet the criteria for hedge accounting)

		Forward Contract
Margins Paid		0
Premiums Received (Paid)		0

Outstanding Position	Total amount of contract	194,383
	Fair Value	938
	The amount of unrealized gain(loss) recognized this year	1,166

Settled Position	Total amount of contract	86,777
	The amount of realized gain(loss) recognized this year	-2,975

a-2 Non-trading purpose (that meets the criteria for hedge accounting,)

		Forward Contract
Margins Paid		0
Premiums Received (Paid)		0

Outstanding Position	Total amount of contract	180,934
	Fair Value	2,358
	The amount of unrealized gain(loss) recognized this year	2,031

Settled Position	Total amount of contract	281,301
	The amount of realized gain(loss) recognized this year	385

b Trading purpose : None